Exhibit 12.1
Kendle International Inc.
RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2010	2009	2008	2007	2006

Earnings (in thousands):
Pre-tax income from continuing operations	(5,233)	28,671	39,652	27,765	13,373
Fixed Charges	17,635	20,589	21,466	26,548	10,469

Total earnings (deficiency)	12,402	49,260	61,118	54,313	23,842

Fixed Charges (in thousands):
Interest expense	10,419	13,130	13,417	15,889	6,781
Amortization of expenses related to indebtedness	1,530	1,273	2,474	5,810	355
Interest component of rent expense	5,686	6,186	5,575	4,849	3,333

Total Fixed Charges	17,635	20,589	21,466	26,548	10,469

Ratio of earnings to fixed charges	0.70	2.39	2.85	2.05	2.28